AB 3/4

KH 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8-68180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coltin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Jaeger 646-546-5013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015244

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/4

OATH OR AFFIRMATION

I, Bruce Jaeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coltin Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Signature

President
Title

MILDRED HERNANDEZ
Notary Public, State of New York
No. 01HE6217462
Qualified in Orange County
Commission Expires Feb. 8, 2014

Notary Public

Sworn to before me this 8th day of Feb, 2011

State of New York } S.S.
County of Orange County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLTIN SECURITIES, LLC

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
Coltin Securities, LLC

We have audited the accompanying statement of financial condition of Coltin Securities, LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltin Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLGW, LLP

New York, New York
February 23, 2011

COLTIN SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

COLTIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	149,910
Note receivable		200,000
Interest receivable		537
Organization costs, net of accumulated amortization of $15,000		35,000
Prepaid expenses and other assets		10,038
Total Assets	$	395,485

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,760
Income taxes payable		1,826
Deferred income taxes payable		7,452
Total liablities		20,038
Member's equity		375,447
Total Liabilities and Member's Equity	$	395,485

The accompanying notes are an integral part of these financial statements.

COLTIN SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Referral income	$ 572,038
Interest income	740
Total Revenues	572,778
EXPENSES	
Commissions	54,621
Professional fees	32,419
Rent	41,465
Regulatory fees	1,748
Amortization	10,000
Insurance	7,251
Other operating expenses	7,691
Total Expenses	155,194
Income Before Provision for Income Taxes	417,584
PROVISION FOR INCOME TAXES	
NYC income tax expense -current	6,826
NYC income tax expense -deferred	7,452
Total provision for income taxes	14,278
Net Income	403,306
Member's Equity - January 1, 2010	67,194
Member's contributions	30,000
Member's distributions	(125,053)
Member's Equity - December 31, 2010	$ 375,447

The accompanying notes are an integral part of these financial statements.

COLTIN SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 403,306
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	10,000
Changes in operating assets and liabilities:	
Increase in note receivable	(200,000)
Increase in interest receivable	(537)
Increase in prepaid expenses	(4,438)
Increase in accounts payable and accrued expenses	10,110
Increase in income taxes payable	1,826
Increase in deferred income taxes payable	7,452
Net Cash Provided by Operating Activities	227,719
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	30,000
Member's distributions	(125,053)
Net Cash Used by Financing Activities	(95,053)
Net Increase in and Cash Equivalents	132,666
Cash and Cash Equivalents - January 1, 2010	17,244
Cash and Cash Equivalents - December 31, 2010	$ 149,910
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for tax expense	$ 5,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Coltin Securities, LLC (the "Company") was organized as a limited liability company on February 2, 2009 under the laws of the State of Delaware and is subject to the provisions of the Delaware Limited Liability Company Act. The Company began business operations in May 2009. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on October 14, 2009. The Company is a single member limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides consulting services regarding mergers and acquisitions transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

The Company earns referral fee revenues for assisting its clients in raising capital from various investors. Referral fees are stipulated in the contract and are recognized when earned.

b) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However, the Company is liable for NYC Unincorporated Business taxes.

The provision for New York City Unincorporated Business taxes consists of the following:

Current	$ 6,826
Deferred	7,452
	$ 14,278

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

d) Use of Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital was $134,894 which was $129,894 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

4. NOTE RECEIVABLE

The Company is holding a promissory note in the amount of $200,000 from a customer. The note bears interest at 2% per annum. Interest income accrued at December 31, 2010 amounted to $537.

5. COMMITMENTS AND CONTINGENCIES

The Company occupies its facility pursuant to a lease which expires September 30, 2011. Rent expense charged to operations during 2010 was $41,465 and includes the tenant's share of overhead assessed by the landlord.

Future minimum annual rental payments required under the lease are as follows:

Year Ended December 31,	
2011	$ 29,700

SUPPLEMENTAL INFORMATION

COLTIN SECURITIES, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2010

NET CAPITAL	
Total member's equity as of December 31, 2010	$ 375,447
ADDITITIONS	
Deferred income taxes payable attributable to non allowable assets	8,021
DEDUCTIONS AND/OR CHARGES	
Note receivable	200,537
Prepaid expenses and other assets	45,038
Haircuts on money market	2,999
Total Deductions and/or Charges	248,574
NET CAPITAL	$ 134,894
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 129,894
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 12,586
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2010 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2010.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 131,316
Decrease in Accrued Expenses and Other Liabilities	3,578
NET CAPITAL	$ 134,894

The accompanying notes are an integral part of these financial statements.

COLTIN SECURITIES, LLC

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010**

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (i) of the rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Member of
Coltin Securities, LLC

In planning and performing our audit of the financial statements of Coltin Securities, LLC(the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

The Company's fidelity bond insurance expired on July 15, 2010. The Company was unaware of this until we attempted to confirm the insurance coverage at which time we were notified that the policy had lapsed. This we consider to be a material weakness as defined above. The Company immediately renewed its insurance policy on February 16, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

New York, New York
February 23, 2011

MGSW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Member of
Coltin Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Coltin Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, income statement and general ledger noting no differences and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW LLP

New York, New York
February 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068180 FINRA DEC
COLTIN SECURITIES LLC 7*7
415 MADISON AVE 14TH FL STE 1413
NEW YORK NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

IVAN GREENSTEIN 732-828-0202

2. A. General Assessment (item 2e from page 2) $ 1431.95

B. Less payment made with SIPC-6 filed (exclude interest) (191.10)

07/13/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1240.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1240.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1240.85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 57,778

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 57,778

2e. General Assessment @ .0025 $ 143.95

(to page 1, line 2.A.)